UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40310

Innoviz Technologies Ltd.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Innoviz Technologies Ltd. (the “Company”) hereby furnishes the following documents:

i.	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 13, 2022; and

ii.	a Proxy Card for the Annual General Meeting of Shareholders of the Company to be held on September 13, 2022.

This Report on Form 6-K and related exhibits are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-265170) and Form S-8 (File No.333-255511 and 333-265169).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

By:	/s/ Eldar Cegla
Name:	Eldar Cegla
Title:	Chief Financial Officer

Date: August 9, 2022

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy statement of the Annual General Meeting of Shareholders of the Company to be held on September 13, 2022.
99.2	Proxy Card for the Annual General Meeting of Shareholders of the Company to be held on September 13, 2022.